SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

June 3, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (“Credicorp”), in its session held on June 3, 2020, has approved the new criteria that the company will apply to determine the independence of its directors.

According to the new criteria, which are part of Credicorp Corporate Governance Policies, Credicorp will deem a director as independent for purposes of its internal policies if he/she meets each of the following conditions:

1	Employee or Related Director of Credicorp and/or Subsidiaries	Not being or having been, in the last three years, a Related Director or employee of Credicorp and/or subsidiaries.
2	Employee or Director of Company holding >=5% interest in Credicorp	Not being or having been, in the last three years, a director or employee of a company holding >/=5% interest in Credicorp. This criterion shall not apply to directors with an independent status in Credicorp and/or subsidiaries.
3	Shareholder holding >1% interest in Credicorp	Not being a shareholder with >1% interest in Credicorp, not being entitled to exercise voting rights in excess of such percentage nor have any agreement or agreements allowing such shareholder to exercise the rights to purchase Credicorp shares in excess of such percentage.
4	Cross Directorship	Not being a director or a member of the Senior Management of a company in which any Related Director or member of the Senior Management of Credicorp is a member of the Board of Directors. Such restriction shall not apply when cross directorship is with respect to Credicorp subsidiaries.
5	Cross-Compensation Committee	Not being or having been a member of the Senior Management of a company in which any Related Director or member of the Senior Management of Credicorp is or has been a member of the Compensation Committee of the board of directors in the last three years.
6	Significant Business Transactions	Not being a shareholder with >5% interest, partner, director or member of the Senior Management of a third-party company which makes or has made business or contractual transactions for >1% of the annual revenue of Credicorp or >5% of the third-party company, or >5% of the annual income of the proposed director in the last three fiscal years.
7	Direct Compensation or Compensation to a Relative >US$120,000	Not having received from Credicorp and/or subsidiaries any compensation >$120,000 over a period of 12 months during the last three years, excluding directors fees and revenue from investments in financial instruments (bonds, shares, term deposits, among others) of Credicorp and/or subsidiaries. Applies also with respect to Relatives.
8	Auditing Firm Employee or Partner	Not being or having been an employee or partner of the auditing firm of Credicorp and/or subsidiaries in the last three years.
9	Relative of Shareholders with >/=5% interest in Credicorp, of Director or of Senior Management Member	Not being a Relative of shareholders with >/=5% interest in Credicorp, or of members of the Board of Directors or the Senior Management of Credicorp.
10	Participation in >5 Board of Directors of RPMV	Not acting as an independent director in >5 boards of directors of companies entered in the Securities Market Public Registry (RMPV). Excludes boards of directors of Credicorp and/or subsidiaries.
11	Tenure > 10 Years	Not being or having been an independent director for over 10 continuous or alternate years during the last 15 years in Credicorp and/or subsidiaries.
12	Other Criteria	The Board of Directors shall be entitled to determine the Independence of a director in situations calling for interpretation or which have not been contemplated in this document.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative